January 23, 2020

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

       Re: Genius Brands International, Inc.
           Registration Statement on Form S-3
           Filed January 17, 2020
           File No. 333-235962

Dear Mr. Heyward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services